SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

June 19, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Form 10-K for Fiscal Year Ended January 1, 2012
Filed February 23, 2012
File No. 000-26734

Dear Mr. Gilmore:

SanDisk Corporation (“SanDisk,” the “Company,” “we” or “us”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated June 7, 2012, relating to the Company's Annual Report on Form 10-K (File No. 000-26734) for the fiscal year ended January 1, 2012 (the “Form 10 - K”). We have set forth below the comments received by the Staff. Following each Staff comment is the Company's response thereto.

Form 10-K for the Fiscal Year Ended January 1, 2012
Item 8. Financial Statements and Supplementary Data
Note 8- Concentrations of Risk and Segment Information, page F-32

1.
We note that your response to prior comment 2 did not address our comment in its entirety. As previously requested, please describe the following with respect to your Client SSD, Enterprise SSD and Mobile segments:

•	your management and reporting structure;

•	how resources are allocated and performance is evaluated; and

•	how information is presented to the board of directors.

Response: In response to the Staff's comment, the Company has included the following information by Client SSD, Enterprise SSD and Mobile as requested.
Client SSD

•
Management and reporting structure- There is a Senior VP and General Manager responsible for Client SSD that reports to the CODM (the Company's President and CEO). The Client SSD Senior VP and General Manager is responsible for overseeing product marketing and some portions of product engineering. Most of the engineering resources that contribute to Client SSD products reside in a central organization not managed by the Client SSD general manager, and the Client SSD general manager is also not responsible for, and does not control, sales, memory technology research and development, manufacturing, supply chain operations, and administrative functions such as finance, HR, legal, facilities and information technology. In addition, the Client SSD general manager does not control the product cost and does not have authority over the pricing of Client SSD products. Pricing authority rests with a finance executive who is not part of the Client SSD organization.

•
Resource allocation and performance evaluation- As noted in our previous comment letter response on May 11, 2012, there is certain discrete financial information (revenue, direct costs and contribution margin) provided to our CODM. The direct costs controlled by the Client SSD organization are a small percentage of the overall costs required to develop, manufacture and sell Client SSD products. As such, the CODM does not rely on direct costs and contribution margin as key measures in resource allocation. For resource allocation and performance evaluation, the CODM primarily reviews revenue metrics for the Client SSD products. Moreover, in evaluating segment disclosure, the Company considered that Client SSD revenue and contribution margin each represented less than 2% of the Company's consolidated revenue and contribution margin and were therefore considered immaterial for segment disclosure.

•
Information presented to the Board of Directors- From time to time, but not on a quarterly basis, the Board of Directors has been presented with information that includes revenue, direct costs and contribution margin for the Client SSD products.

Enterprise SSD

•
Management and reporting structure- There is a VP and General Manager, responsible for Enterprise SSD that reports to the CODM. The Enterprise SSD VP and General Manager is responsible for overseeing product marketing, sales and product engineering. The Enterprise SSD general manager is not responsible for, and does not control, memory technology research and development, manufacturing, supply chain operations, and administrative functions such as finance, HR, legal, facilities and information technology. In addition, the Enterprise SSD general manager does not control the product cost and does not have authority over the pricing of Enterprise SSD products. Pricing authority rests with a finance executive who is not part of the Enterprise SSD organization.

•
Resource allocation and performance evaluation- As noted in our previous comment letter response on May 11, 2012, there is certain discrete financial information (revenue, direct costs and contribution margin) provided to our CODM. The direct costs controlled by the Enterprise SSD organization are a small percentage of the overall costs required to develop, manufacture and sell Enterprise SSD products. As such, the CODM does not rely on direct costs and contribution margin as key measures in resource allocation. For resource allocation and performance evaluation, the CODM primarily reviews revenue metrics for the Enterprise SSD products. Moreover, in evaluating segment disclosure, the Company considered that Ente rprise SSD revenue and contribution margin each represented less than 2% of the Company's consolidated revenue and contribution margin and were therefore considered immaterial for segment disclosure.

•
Information presented to the Board of Directors- From time to time, but not on a quarterly basis, the Board of Directors has been presented with information that includes revenue, direct costs and contribution margin for the Enterprise SSD products.

Mobile

•	Management and reporting structure- There is no separate group, executive or manager responsible for products sold to the Mobile end market.

•
Resource allocation and performance evaluation- As noted in our previous comment letter response on May 11, 2012, there is no discrete financial information for Mobile provided to the CODM, other than revenue. Revenue metrics for Mobile are provided to the CODM, external financial analysts and investors to assist in the evaluation of end-market dynamics and are not used for resource allocation or performance evaluation.

•
Information presented to the Board of Directors- From time to time, but not on a quarterly basis, the Board of Directors has been presented with information that includes a revenue breakout for products sold to the Mobile end market.

**********

The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff's assistance in this process and would be pleased to discuss any additional comments the Staff may have at your earliest convenience.
Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or our Chief Legal Officer and Senior Vice President of IP Licensing, James Brelsford at (408) 801-2440.

Yours truly,
/s/ Judy Bruner
Judy Bruner EVP, Administration & Chief Financial Officer SanDisk Corporation